Mail Stop 4561

      September 13, 2005

James W. McLane
Chairman and Chief Executive Officer
Healthaxis Inc.
7301 North State Highway 161
Suite 300
Irving, Texas 75039

	Re:	Healthaxis Inc.
   Form 10-K for the Fiscal Year Ended
   December 31, 2004
		Filed March 31, 2005
   Forms 8-K filed March 30, 2005 and May 16, 2005
		File No. 000-25797

Dear Mr. McLane:

	We have reviewed your response to our letter dated July 29,
2005
in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K Filed March 31, 2005

Consolidated Statements of Cash Flows, page 45

1. Please refer to comment 1 of our letter dated July 29, 2005.
We
note your response that the effect of the reclassification relating to the non-cash exchange of the accounts receivable and note payable to UICI would not change the trend in net cash used in operations and believe the effect is insignificant to the Statements of Cash Flows.
However, we believe this reclassification has a material impact on your net cash used in operations as it represents a 28% increase. We further note the change materially impacts your net cash used in financing activities by over 100%. As a result, please revise your statements of cash flows to reflect this change.

Note 10 - Stockholders` Equity, page 59

2. Please refer to comment 4 of our letter dated July 29, 2005.
We
have reviewed your response and note that in valuing your preferred stock, you applied discounts of 40% and 10% to the market price of your common stock due to the size of the block of shares and trading restrictions, respectively. However we believe quoted market prices in active markets are the best evidence of fair value and should be used as the basis for the measurement of fair value. Quoted market prices should not be adjusted to reflect transferability restrictions or large block factors. As a result, it appears that the fair value of the New preferred stock exceeds the carrying value of the Old preferred stock and the difference represents a return to the preferred stockholders.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Patrick Gilmore at (202) 551-3406, Lisa
Mitrovich, Assistant Chief Accountant, at (202) 551-3453 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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James W. McLane
Healthaxis Inc.
September 13, 2005
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